GOLDEN HOPE MINES LIMITED

RECEIVED 44 King Street West, Suite 1320
Toronto, Ontario
2006 NOV -2 P 12:38 M5H 1B6
OFFICE OF INTERNATIONAL



06018057

82-03023
File No. 82-4991

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

SUPPL

GOLDEN HOPE MINES – WARRANTS EXERCISED

October 25, 2006

Golden Hope Mines Limited has issued 115,642 common shares upon the exercise of previously issued warrants. 107,142 of the shares are subject to a hold period expiring December 23, 2006. The $23,128.40 proceeds will be added to the Company's working capital.

Subsequent to this exercise, there are a total of 35,680,246 common shares issued and outstanding.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit www.goldenhopemines.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 11/2